UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

AGFEED INDUSTRIES, INC.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

932353105
(CUSIP Number)

Good Energy Enterprise, Ltd.
601# 1 Gate, 9th Building, Shangyin-Yuan,
Star River Panyu District, Guangzhou, China 510000
86-20-34784769

copy to:
Brian S. North, Esq.
Buchanan Ingersoll & Rooney PC
1835 Market Street, 14th Floor
Philadelphia, PA 19103-2985

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 15, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box: ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 932353105

1	Names of Reporting Persons. Good Energy Enterprise, Ltd.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions) See Item 4 below

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6	Citizenship or Place of Organization
British Virgin Islands

Number of Shares Beneficially by Owned by Each Reporting Person With	7	Sole Voting Power
1,596,300

	8	Shared Voting Power
0

	9	Sole Dispositive Power
1,596,300

	10	Shared Dispositive Power
0

11	Aggregate Amount Beneficially Owned by Each Reporting Person
1,596,300

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13	Percent of Class Represented by Amount in Row (11)
4.8%

14	Type of Reporting Person (See Instructions)
CO

Item 1.  Security and Issuer

This Amendment No. 1 to Schedule 13D (the "Amendment") amends the Statement on Schedule 13D dated April 20, 2007 (the "Schedule 13D"), filed by Good Energy Enterprise, Ltd., a company organized and existing under the laws of the British Virgin Islands ("Good Energy"), with respect to the beneficial ownership of common stock, $0.001 par value per share (the "Common Stock"), of AgFeed Industries, Inc., a Nevada corporation which has its principal executive offices at Suite A1001-1002, Tower 16, Hengmao Int'l Center, Nanchang City, Jiangxi Province, China 330003 (the "Issuer").  The Amendment is being filed by Good Energy to reflect the disposition by Good Energy of 71,900 shares of the Issuer in one or more open market transactions on December 15, 2008.  As a result of the disposition, Good Energy hold less than 5% of the Common Stock of the Issuer.

Item 2.  Identity & Background

There are no changes in subsections (a) through (e) from the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

Not applicable; see Item 4 below

Item 4.  Purpose of Transaction

Good Energy disposed of 71,900 shares of the Issuer's Common Stock in one or more open market transactions on December 15, 2008.

Item 5. Interest in Securities of the Issuer

(a)           1,596,300 shares of Common Stock; 4.8%

(b)           Chang Jian Sheng, owner of Good Energy, has sole voting and dispositive power with respect to 1,596,300 shares.

(c)           See Item 4 above.

(d)           None.

(e)           As a result of the disposition of 71,900 shares of the Issuer's Common Stock in open market transactions on December 15, 2008, Good Energy ceased to be the beneficial owner of more than 5% of the Issuer's Common Stock.

Item 6.  Contract, Arrangements, Understandings, or Relationships with respect to Securities of the Issuer

Not applicable.

Signature

After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

GOOD ENERGY ENTERPRISE, LTD.

Dated: January 12, 2009	By:	/s/ Chang Jian Sheng
Name: Chang Jian Sheng